SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Receives Authorization to Operate Regular Flights from Campinas (SP) to Santos Dumont (RJ) and Campinas to Miami (EUA)

São Paulo, April 11, 2014 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America has received authorization from the National Civil Aviation Agency (ANAC) and other pertinent authorities to operate regular flights between Campinas (SP-Brazil) and Rio de Janeiro (Santos Dumont airport). Additionally, GOL announces it has received the approval to start flights from Campinas to Miami (USA). The flight will have a connection in Santo Domingo (Dominican Republic), where the passenger has also the option to fly to Orlando (USA). Tickets go on sale today and operations will begin on July 18, 2014.

Campinas (SP) – Rio de Janeiro, Santos Dumont Airport (RJ)

There will be 12 flights per day between Campinas (SP-Brazil) and Rio de Janeiro (Santos Dumont Airport), as shown in the table below:

Origin	Departure	Destination	Arrival
Campinas	06:14	Rio de Janeiro	07:43
Campinas	09:20	Rio de Janeiro	10:28
Campinas	11:30	Rio de Janeiro	12:13
Campinas	14:25	Rio de Janeiro	15:26
Campinas	16:00	Rio de Janeiro	17:19
Campinas	18:19	Rio de Janeiro	19:24
Rio de Janeiro	06:38	Campinas	07:59
Rio de Janeiro	09:34	Campinas	10:35
Rio de Janeiro	12:04	Campinas	13:26
Rio de Janeiro	14:20	Campinas	15:29
Rio de Janeiro	16:38	Campinas	18:13
Rio de Janeiro	22:07	Campinas	23:18

Campinas (SP) – Miami (USA)

The new flights between Campinas (SP-Brazil) and Miami (USA) via Santo Domingo, with the option to fly also to Orlando (USA), will take place, initially, three times per week, on Mondays, Wednesdays and Saturdays, at the times shown in the table below:

1	GOL Linhas Aéreas Inteligentes S.A

GOL Receives Authorization to Operate Regular Flights from Campinas (SP) to Santos Dumont (RJ) and Campinas to Miami (EUA)

Origin	Departure	Destination	Arrival*
Campinas	01:30	Miami	12:25
Miami	18:30	Campinas	06:04
*Brasilia time

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 910 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.